Exhibit 1
JOINT FILING AGREEMENT
     This joint filing agreement by and between the undersigned confirms that the Amendment No. 2 to Schedule 13D filed on or about this date (and any future amendments thereto) with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Bluegreen Corporation is being filed (and will be filed) on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in one or more counterparts, each of which shall be considered to be an original and all of which together shall constitute one and the same instrument.
Dated: October 20, 2009

BFC Financial Corporation
By:	/s/ Alan B. Levan
Alan B. Levan,
Chief Executive Officer

Woodbridge Holdings, LLC
By:	/s/ Alan B. Levan
Alan B. Levan,
Chief Executive Officer